FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

March 23, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

AMEX / TSX: LCC

MARCH 24, 2005	NR:05-07

LUMINA EXERCISES OPTION TO ACQUIRE TACA TACA

Vancouver, British Columbia - Lumina Copper Corp is pleased to announce that it has entered into an agreement with Corriente Resources, Inc. ("Corriente") to exercise early, its option to acquire the Taca Taca property in Argentina.  In lieu of making final payment of 100,000 shares and US$1.1 million in cash as per the original agreement, Lumina has issued 200,000 shares to Corriente and is now owner of 100% of Taca Taca.

The Taca Taca property, consisting of 13 mining concessions (2546 Hectares), is located in the Puna region of northwest Argentina, in western Salta province.  The property contains a very large Andean type "porphyry copper" hydrothermal system that has generated a significant amount of supergene and hypogene copper and gold mineralization.  Copper mineralization was first recognized on the Taca Taca property in the 1960's.  A total of 24,033 meters of reverse circulation and diamond drilling in 156 holes have been completed on the property.  A NI 43-101 Technical Report by AMEC has estimated a historical mineral resource of 240 million tonnes grading 0.41% copper at a 0.2% copper cutoff grade.

Upon completion of Lumina's proposed reorganization in May 2005, Taca Taca will be held by one of Lumina's successor companies, Global Copper Corp.  Ongoing work at Taca Taca will include the evaluation of the potential for much larger oxide and supergene mineralization by additional drilling.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Lumina Copper Corp. (the "Company")

1550 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

March 24, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on March 24, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company has entered into an agreement with Corriente Resources, Inc. ("Corriente") to exercise early, its option to acquire the Taca Taca property in Argentina.  In lieu of making final payment of 100,000 shares and US$1.1 million in cash as per the original agreement, Lumina has issued 200,000 shares to Corriente and is now owner of 100% of Taca Taca.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces that it has entered into an agreement with Corriente Resources, Inc. ("Corriente") to exercise early, its option to acquire the Taca Taca property in Argentina.  In lieu of making final payment of 100,000 shares and US$1.1 million in cash as per the original agreement, Lumina has issued 200,000 shares to Corriente and is now owner of 100% of Taca Taca.

The Taca Taca property, consisting of 13 mining concessions (2546 Hectares), is located in the Puna region of northwest Argentina, in western Salta province.  The property contains a very large Andean type "porphyry copper" hydrothermal system that has generated a significant amount of supergene and hypogene copper and gold mineralization.  Copper mineralization was first recognized on the Taca Taca property in the 1960's.  A total of 24,033 meters of reverse circulation and diamond drilling in 156 holes have been completed on the property.  A NI 43-101 Technical Report by AMEC has estimated a historical mineral resource of 240 million tonnes grading 0.41% copper at a 0.2% copper cutoff grade.

Upon completion of Lumina's proposed reorganization in May 2005, Taca Taca will be held by one of Lumina's successor companies, Global Copper Corp.  Ongoing work at Taca Taca will include the evaluation of the potential for much larger oxide and supergene mineralization by additional drilling.

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 24h day of March, 2005.

"Signed"

Robert Pirooz Vice President